


Nathan Kivi · 3rd

Founder & CEO HotelierCo

Indialantic, Florida, United States · Contact info

500+ connections

HotelierCo

Cornell University

Experience

Chief Executive Officer
HotelierCo
Aug 2017 - Present · 4 yrs 7 mos
Indialantic, Florida, United States

HotelierCo was founded in 2017 by Nathan Kivi.

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Chief Investment Officer, US
Salter Brothers
Aug 2016 - Present · 5 yrs 7 mos
Indialantic, Florida, United States

Chief Strategy Officer
Valor Hospitality Partners
Apr 2017 - Sep 2020 · 3 yrs 6 mos
Greater Atlanta Area

Valor Hospitality Partners is a full service hotel management, acquisition and development company offering an array of services including site selection, product selection, entitlements, financing solutions, conceptual design, construction and project management, procurement, technical services, pre-opening hospitality management and operations management.

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Director, Global Corporate Finance, Acquisitions & Mergers
InterContinental Hotels Group (IHG)
Feb 2015 - Jun 2016 · 1 yr 5 mos
Atlanta, Georgia

Protecting the IHG interest in hotel assets which belong on the IHG balance sheet or provide performance guarantees.

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Hotel Asset Manager
Eureka Funds Management
Sep 2006 - Oct 2012 · 6 yrs 2 mos
Sydney, Australia

Part of a funds management team looking after a portfolio of close to $1 billion in hotel and commercial assets.

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See all 9 experiences